Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

GUERRILLA RF, INC.

Pursuant to Section 242 of the General Corporation Law of the State of Delaware (the “DGCL”), Guerrilla RF, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) hereby certifies as follows:

1.	The Amended and Restated Certificate of Incorporation of the Corporation is amended by adding the following new paragraph to the end of Article IV:

“4. Reverse Stock Split. Upon the filing and effectiveness (the “Effective Time”) of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, every six (6) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action by the holders thereof, be reclassified and combined into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Instead, stockholders who would have been entitled to a fractional share shall receive such additional fraction of a share of Common Stock as is necessary to round up to the next whole share.”

2.	This Certificate of Amendment has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

3.	This Certificate of Amendment shall become effective as of 12:01 a.m., Eastern Time on April 17, 2023.

[Signature Page Follows.]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by a duly authorized officer of the Corporation on the 14th day of April, 2023.

GUERRILLA RF, INC.

By:        /s/ John Berg

Name:   John Berg

Title:     Chief Financial Officer